SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nuveen New Jersey Quality Municipal Income Fund
(Name of Issuer)

Variable Rate Demand Preferred Shares
(Title of Class of Securities)

67069Y409
(CUSIP Number)

Suzanne Franco
Secretary
Toronto Dominion Investments, Inc.
31 West 52nd Street, Floor 18
New York, NY 10019
(212) 827-7488

With a copy to:

Rory Hood
Jones Day
250 Vesey Street
New York, NY 10281
212-326-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1/26/2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67069Y409	SCHEDULE 13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS Toronto Dominion Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	N/A
	8	SHARED VOTING POWER	810 Shares
	9	SOLE DISPOSITIVE POWER	N/A
	10	SHARED DISPOSITIVE POWER	810 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 67069Y409	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Toronto Dominion Holdings (U.S.A.), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	N/A
	8	SHARED VOTING POWER	810 Shares
	9	SOLE DISPOSITIVE POWER	N/A
	10	SHARED DISPOSITIVE POWER	810 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 67069Y409	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS TD Group US Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	N/A
SHARES BENEFICIALLY	8	SHARED VOTING POWER	810 Shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	N/A
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	810 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 67069Y409	SCHEDULE 13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS The Toronto-Dominion Bank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	N/A
	8	SHARED VOTING POWER	810 Shares
	9	SOLE DISPOSITIVE POWER	N/A
	10	SHARED DISPOSITIVE POWER	810 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

CUSIP No. 67069Y409	SCHEDULE 13D	Page 5 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the purchase of 810 shares of Series 1 Variable Rate Demand Preferred Shares (CUSIP No. 67069Y409) (the “VRDP Shares”) of Nuveen New Jersey Quality Municipal Income Fund (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of the VRDP Shares by Toronto Dominion Investments, Inc. (“TDI”). The Issuer’s principal executive offices are located at 333 West Wacker Drive, Chicago, IL 60606. TDI previously filed a Schedule 13G with the Securities and Exchange Commission (the “Commission”) on February 7, 2017 related to the purchase of the VRDP Shares. This Statement supersedes that Schedule 13G filing in its entirety to update the identity of the Reporting Persons (as defined below) on Schedule 13D.

Item 2. Identity and Background.

This Statement is being filed on behalf of TDI, a Delaware corporation, Toronto Dominion Holdings (U.S.A.), Inc. (“TDH”), a Delaware corporation, TD Group US Holdings LLC (“TD GUS”), a Delaware limited liability company, and The Toronto-Dominion Bank, a Canadian chartered bank (“TD” and, together with TDI, TDH and TD GUS, the “TD Entities” or the “Reporting Persons”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. TDI’s principal business is limited lending and investing. The address of TDI’s principal office and TDH’s principal office is 31 West 52nd Street, New York, New York 10019. The address of TD GUS’ principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of TD’s principal office is Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K 1A2.

Information concerning each executive officer, director and controlling person of TDI, TDH and TD is listed on Schedule I attached hereto (the “Listed Persons”), and is incorporated by reference herein.

During the last five years, the Reporting Persons have not, and to the best knowledge of the Reporting Persons none of the Listed Persons have, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by the Reporting Persons to purchase the VRDP Shares reported herein was $81,000,000. The source of funds was retained earnings of TDI.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 4. Purpose of the Transaction.

TDI has purchased the VRDP Shares for investment purposes. TDI acquired the VRDP Shares from TD Securities (USA) LLC, as remarketing agent for the VRDP Shares, for an aggregate purchase price of $81,000,000 and simultaneously entered into the Series 1 Variable Rate Demand Preferred Shares (VRDP) Remarketing Purchase Agreement, dated as of January 26, 2017, by and between the Issuer and TDI.

The Reporting Persons have not acquired the VRDP Shares with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5. Interest in Securities of the Issuer.

(a)—(b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

As of January 26, 2017, the Reporting Persons beneficially owned an aggregate of 810 VRDP Shares representing 25.8% of the outstanding VRDP Shares of the Issuer. The 810 VRDP Shares reported herein consist of 810 VRDP Shares over which TDI is the record and beneficial owner. TDH is the sole owner of TDI and accordingly beneficially owns the VRDP Shares held by TDI. TD GUS is the sole owner of TDH and accordingly beneficially owns the VRDP Shares held by TDI. TD is the sole owner of TD GUS and accordingly beneficially owns the VRDP Shares held by TDI.

(c) There have been no transactions in the VRDP Shares that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the VRDP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses of the Reporting Persons to Item 4 are incorporated herein by reference. With respect to the VRDP Shares owned by TDI, on February 23, 2018, TDI assigned certain voting rights on the VRDP Shares to a voting trust (the “Voting Trust”) created pursuant to the Amended and Restated Term Preferred Shares Voting Trust Agreement, dated as of February 23, 2018, among TDI, Lord Securities Corporation, as voting trustee (the “Voting Trustee”) and Glass Lewis & Co., LLC (the “Voting Consultant”). Voting rights on the VRDP Shares not assigned to the Voting Trust have been retained by TDI. The Voting Trust provides that, with respect to voting matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting matters and makes a recommendation to the Voting Trustee on voting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement
99.2
Amended and Restated Term Preferred Shares Voting Trust Agreement dated February 23, 2018 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by the Reporting Persons with the Commission on February 27, 2018)

99.3	Series 1 Variable Rate Demand Preferred Shares (VRDP) Remarketing Purchase Agreement dated January 26, 2017

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TORONTO DOMINION INVESTMENTS, INC.

Dated: March 12, 2018	By:	/s/ Nancy Haraf
Name: Nancy Haraf
Title: Vice President & Treasurer

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

Dated: March 12, 2018	By:	/s/ Paul Beltrame
Name: Paul Beltrame
Title: Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

Dated: March 12, 2018	By:	/s/ Geoffrey Ryan*
Name: Geoffrey Ryan
Title: Assistant Corporate Secretary

THE TORONTO-DOMINION BANK

Dated: March 12, 2018	By:	/s/ Paul Beltrame**
Name: Paul Beltrame
Title: Vice President

* Geoffrey Ryan is signing on behalf of TD GUS pursuant to the Certificate filed as Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons with the Commission on February 27, 2018 and incorporated herein by reference.

** Paul Beltrame is signing on behalf of TD pursuant to the Secretary’s Certificate filed as Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the Commission on February 27, 2018 and incorporated herein by reference.

SCHEDULE I

INFORMATION RELATING TO THE EXECUTIVE OFFICERS AND DIRECTORS
OF THE TD ENTITIES

Executive Officers and Directors of TDI

The following sets forth the name, title and present principal occupation of each executive officer and director of TDI.

Name	Title	Present Principal Occupation or Employment
TORONTO DOMINION INVESTMENTS, INC.
EXECUTIVE OFFICERS AND DIRECTORS
Anna Vaz (Canadian Citizen)	Director	Associate Vice President, The Toronto-Dominion Bank TD Tower North, 77 King Street West, 19th Floor, Toronto, Ontario, Canada M5K 1A2
Nancy Haraf (American Citizen)	Director, Vice President & Treasurer	Director, Finance, TD Securities (USA) LLC 31 West 52nd Street New York, New York 10019
Mansoor Mahmood (Canadian Citizen)	Director, President	Chief Financial Officer, TD Securities (USA) LLC 31 West 52nd Street New York, New York 10019

Executive Officers and Directors of TDH

The following sets forth the name, title and present principal occupation of each executive officer and director of TDH.

Name	Title	Present Principal Occupation or Employment
TORONTO DOMINION HOLDINGS (U.S.A.), INC.
EXECUTIVE OFFICERS AND DIRECTORS
Glenn Gibson (Canadian Citizen)	President, Chief Executive Officer	Region Head, TD Securities (USA) LLC 31 West 52nd Street New York, New York 10019
Paul Beltrame (Canadian Citizen)	Director, Vice President, Chief Operating Officer	Chief Operating Officer, TD Securities (USA) LLC 31 West 52nd Street New York, New York 10019
Nancy Haraf (American Citizen)	Director, Vice President & Treasurer	Director, Finance, TD Securities (USA) LLC 31 West 52nd Street New York, New York 10019
Mansoor Mahmood (Canadian Citizen)	Director, Vice President	Chief Financial Officer, TD Securities (USA) LLC 31 West 52nd Street New York, New York 10019

Executive Officers and Directors of TD

The following sets forth the name and present principal occupation of each executive officer and director of TD.

Name	Present Principal Occupation or Employment
THE TORONTO-DOMINION BANK
DIRECTORS
William E. Bennett (US Citizen)	Corporate Director and former President and Chief Executive Officer, Draper & Kramer, Inc. 55 West Monroe Street Suite 2530 Chicago, Illinois 60603-5008
Amy W. Brinkley (US Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211
Brian C. Ferguson (Canadian Citizen)	Corporate Director and former President & Chief Executive Officer, Cenovus Energy Inc. 600 Princeton Way SW#505Calgary, Alberta T2P 5N4
Colleen A. Goggins (US Citizen)	Corporate Director and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540
Mary Jo Haddad (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, The Hospital for Sick Children 1320 King Henry Court Oakville, Ontario L6M 2Y6
Jean-René Halde (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, Business Development Bank of Canada 2813 rue des Outardes Saint-Laurent, Quebec H4R 0H5
David E. Kepler (US Citizen)	Corporate Director and retired Executive Vice President, The Dow Chemical Company 912 Turtle Cove Sanford, Michigan 48657
Brian M. Levitt (Canadian Citizen)	Chairman of the Board, The Toronto-Dominion Bank P.O. Box 1 TD Bank Tower, 4th Floor, 66 Wellington Street West Toronto, Ontario M5K 1A2
Alan N. MacGibbon (Canadian Citizen)	Corporate Director and former non-executive Vice Chair, Osler, Hoskin & Harcourt LLP 15 Birkbank Drive Oakville, Ontario L6J 4Z1

Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer, BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5
Bharat B. Masrani (Canadian and Great Britain Citizen)	Group President and Chief Executive Officer, The Toronto-Dominion Bank P. O. Box 1, TD Bank Tower 4th Floor, 66 Wellington Street West Toronto, Ontario M5K 1A2
Irene R. Miller (US and Canadian Citizen)	Chief Executive Officer, Akim, Inc. 186 Riverside Drive, #10E New York, NY 10024
Nadir H. Mohamed (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Rogers Communications Inc. Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7
Claude Mongeau (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Canadian National Railway Company 195 Maplewood Ave. Outremont, Quebec H2V 2M6
EXECUTIVE OFFICERS
Riaz Ahmed (Canadian Citizen)	Group Head and Chief Financial Officer, TD Bank Group 66 Wellington St. W., 4th Floor, Toronto, ON Canada MK5 1A2
Ajai Kumar Bambawale (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group 66 Wellington St. W., 4th Floor, Toronto, ON Canada MK5 1A2
Gregory Bryan Braca (US Citizen)	Group Head, U.S. Banking, TD Bank Group and President and Chief Executive Officer, TD Bank, America's Most Convenient Bank® 1701 Route 70E, Cherry Hill, NJ 08003
Norie Clare Campbell (Canadian Citizen)	Group Head, Customer and Colleague Experience, TD Bank Group 66 Wellington St. W., 4th Floor, Toronto, ON Canada MK5 1A2
Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head, Canadian Personal Banking, TD Bank Group 79 Wellington St. W., TD Bank Tower, 22nd Flr, Toronto, ON Canada M5K 1A2
Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer and President, TD Securities 66 Wellington St. W., 8th Floor, Toronto, ON Canada MK5 1A2
Paul Campbell Douglas (Canadian Citizen)	Group Head, Canadian Business Banking, TD Bank Group 100 Wellington Street West, 27th Floor, TD West Tower, Toronto, ON Canada M5K 1A2
Colleen Mary Johnston (Canadian Citizen)	Special Advisor, TD Bank Group 66 Wellington St. W., 4th Floor, Toronto, ON Canada MK5 1A2

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, TD Bank Group 66 Wellington St. W., 4th Floor, Toronto, ON Canada MK5 1A2
Francis Joseph McKenna (Canadian Citizen)	Deputy Chair, TD Bank Group 66 Wellington St. W., 4th Floor, Toronto, ON Canada MK5 1A2
Ellen R. Patterson (U.S. Citizen)	Group Head, General Counsel, TD Bank Group 1701 Route 70E, Cherry Hill, NJ 08003
Michael G. Rhodes (U.S. Citizen)	Group Head, Innovation, Technology and Shared Services, TD Bank Group 1701 Route 70E, Cherry Hill, NJ 08003
Leovigildo Salom (U.S. Citizen)	Group Head, Wealth Management and TD Insurance, TD Bank Group 161 Bay Street, 35th Floor, TD Canada Trust Tower, Toronto, ON Canada M5J 2T2